SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, D. C.  20549


                            FORM 11-K

                          ANNUAL REPORT


                Pursuant to Section 15 (d) of the
               Securities and Exchange Act of 1934

           For the fiscal year ended December 31, 1995


A. Full title of the plan and the address of the plan if different from that of the issuer named below:


             AMENDED AND RESTATED CRANE CO. SAVINGS
                       AND INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            CRANE CO.
                    100 First Stamford Place
                   Stamford, Connecticut 06902



AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS



                                                        Page

INDEPENDENT AUDITORS' REPORT                                   1

FINANCIAL STATEMENTS
Statements of Net Assets Available for
     Benefits as of December 31, 1995 and 1994                 2
Statements of Changes in Net Assets
     Available for Benefits for the Years
     Ended December 31, 1995 and 1994                          3
Notes to Financial Statements                                  4



SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1995 AND FOR  THE  YEAR
THEN ENDED

Item 27a - Schedule of Assets Held for Investment Purposes

Item 27d - Schedule of Reportable Transactions






















INDEPENDENT AUDITORS' REPORT


Amended and Restated Crane Co. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Amended and Restated Crane Co. Savings and Investment Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1995 and (2) reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1995 financial statements taken as a whole.




Deloitte & Touche LLP
Stamford, Connecticut
May 24, 1996




AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994

                                 __ 1995                1994    _

ASSETS
INVESTMENTS, AT FAIR VALUE:
Vanguard Money Market Reserves -
   Prime Portfolio                $   8,548,608  $   4,214,832
Vanguard Fixed Rate GIC Trusts       11,522,986     10,841,906
Windsor II - A Vanguard Fund         21,236,725     14,338,340
Crane Co. Stock Fund                 34,923,023     23,687,120
Medusa Stock Fund                     1,162,257      1,186,251
Wellington Fund - A Vanguard Fund     6,571,404      3,706,417
Vanguard Morgan Growth Fund           3,612,514      1,906,568
Vanguard Fixed Income Securities Fund -
 Investment Grade Corporate
   Portfolio                          1,383,513        960,061
Loan Fund                             2,372,752      1,503,343
   Total investments                 91,333,782     62,344,838

RECEIVABLES:
Company contributions
   (Crane Co. Stock Fund)               245,899        209,342
Employee contributions                  593,081        496,019
   Total receivables                    838,980        705,361

   Total assets                      92,172,762     63,050,199

LIABILITIES

Forfeitures due Crane Co.
    (Crane Co. Stock Fund)               4,689         10,149

NET ASSETS AVAILABLE FOR BENEFITS $ 92,168,073   $ 63,040,050




See notes to financial statements.







AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                             _ _  1995  _    __  1994 __

CONTRIBUTIONS:
Employee                          $ 7,240,776         $  6,121,906
Crane Co. (Crane Co. Stock Fund)    3,047,268            2,541,719
   Total contributions             10,288,044            8,663,625

EARNINGS ON INVESTMENTS:
Interest and dividends              3,804,814            2,553,081
Net appreciation(depreciation) in fair value
 of investments                    15,226,700             (107,198)
   Total earnings on investments   19,031,514            2,445,883

DISTRIBUTIONS TO PARTICIPANTS      (7,378,854)          (4,922,453)
ROLLOVERS AND TRANSFERS FROM
 OTHER PLANS                        7,266,474              231,478
FORFEITURES (Crane Co. Stock Fund)    (79,155)             (33,415)

NET INCREASE IN NET ASSETS AVAILABLE
 FOR BENEFITS                       29,128,023            6,385,118

NET ASSETS AVAILABLE FOR BENEFITS -
 Beginning of year                  63,040,050           56,654,932

NET ASSETS AVAILABLE FOR BENEFITS -
 End of year                       $92,168,073         $ 63,040,050




See notes to financial statements.









AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
For the Years Ended December 31, 1995 and 1994


1. DESCRIPTION OF THE PLAN

       The following is a brief description of the Amended and Restated Crane Co. Savings and Investment Plan ("the Plan"). Participants should refer to the Plan agreement and amendments for more complete information.

   A. General

              The  Plan  is  a defined contribution plan  covering
     certain United States employees of Crane Co. and its subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


   B. Administration of the Plan

              The authority to manage, control and interpret the Plan is vested in the Administrative Committee of the Company. The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the "named Fiduciary" within the meaning of the Employment Retirement Income Security Act of 1974 (the "Act").


   C. Participation

              Subject to certain conditions, U.S. employees of Crane Co. and three of its subsidiaries, Huttig Sash & Door Company, UniDynamics Corporation, and effective January 1, 1995, Mark Controls Corporation, are eligible to participate in the Plan following completion of one year of service, as defined in the Plan document.


   D. Contributions and Funding Policy

             Participants may elect to contribute to the Plan from two to sixteen percent (up to 10% pre-tax) of their annual compensation (employees earning in excess of $66,000 are limited to 6% of pre-tax and/or after-tax contributions) to be invested in short-term, stock equity, bond, company stock or fixed income funds selected by the participant. The Company contributes on a matching basis an amount equal to 50%, of up to the first 6% of each participant's deferred savings, which is invested in Company common stock. In accordance with the Internal Revenue Code, participant pre-tax contributions could not exceed $9,240 in 1995.




        E.   Expenses

     Administrative expenses of the Plan are paid by the Employer. In addition personnel and facilities of the Employer used by the Plan for its accounting and other activities are provided at no charge to the Plan.

        F.   Vesting

               Employee contributions are 100 percent vested. Vesting for employer contributions are as follows:


                Years of Service                Vested Interest

       Less than 1 year                          None
       1 year but fewer than 2                         20%
       2 years but fewer than 3                        40%
       3 years but fewer than 4                        60%
       4 years but fewer than 5                        80%
       5 years or more                                100%

          Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested.

          Participants are fully vested upon the attainment of age sixty-five (65).


      G. Distributions

           A   participant  whose  employment  with  the   Company
     terminates can elect to receive all vested amounts, subject to applicable tax law.

          A participant may apply to the Administrative Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Internal Revenue Code.

          Any part of a participant's Company contribution portion which is not vested at the time of termination of employment is forfeited and used to reduce future Company contributions.


   H. Plan Termination

          The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company's contributions to the Plan. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant in benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable. Subject to the requirements of the Internal Revenue Code, the Board of Directors shall thereupon direct either (i) that the Trustee continues to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) that the Trustee immediately distribute to each participant all amounts then credited to their account as a lump sum.


   I. Tax Status

          The Plan received a determination letter dated March 3, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable sections of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statement.


      J. Rollovers and Transfers from Other Plans

          Rollovers and transfers from other qualified plans are accepted by the Crane Plan. Rollovers and transfers represent contributions of assets from other qualified plans of companies acquired by Crane Co. and participant account balances of new employees from other non-company qualified plans.

   K. Participant Loan Fund

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Interest rates range from 6 percent to 10 percent. Principal and interest is paid ratably through monthly payroll deductions.

2. SUMMARY OF ACCOUNTING POLICIES

      The following is a summary of the significant accounting and reporting policies followed in preparation of the financial statements of the Amended and Restated Crane Co. Savings and Investment Plan.

   A. Investment Funds

           The   Plan  provides  the  following  funds  in   which
     participants can elect to invest their Plan assets:

                      Vanguard  Money  Market  Reserves  -  Prime
      Portfolio - A diversified portfolio of money market instruments such as: domestic certificates of deposit and bankers' acceptances, commercial paper rated A1/P1 or better, U.S. Government Agency securities and repurchase agreements on such securities and up to 15% of net assets in Eurodollar certificates of deposit and Yankee obligations.

                   Vanguard Fixed Rate GIC Trusts - Investments in
      guaranteed investment contracts issued annually by insurance companies rated A+ by A.M. Best Company. A new Trust is established for each subsequent year of contributions.

                     Windsor II - A Vanguard Fund - A diversified portfolio of equity securities.

           Crane Co. Stock Fund - Investments in common stock  of
Crane Co.

                    Medusa Stock Fund - This fund was established for the purpose of receiving the distribution of common shares of Medusa Corporation to all holders of record of
      Crane Co. common stock. This distribution occurred in October 1988. Participants were 100% vested in the shares of Medusa Corporation on the date they were allocated to their accounts.

                       Participants   may   not   direct    future
      contributions into the Medusa Stock Fund or transfer investments into this fund from any other investment program. Participants may transfer all or part of their Medusa Stock Fund balance to any other investment option presently being offered.

                     Wellington  Fund  -  A  Vanguard  Fund  -  A
      diversified   portfolio   of   equity   and   fixed   income
      securities.


                     Vanguard Morgan Growth Fund - A diversified portfolio of equity securities.

                     Vanguard  Fixed  Income  Securities  Fund  -
      Investment Grade Corporate Portfolio - A diversified portfolio of long-term investment-grade bonds. The fund's guidelines restrict investments to Corporate Bonds with credit ratings of A or higher, U.S. Government and agency securities, mortgage-backed securities and cash reserves.

                     The Trustee may, at its discretion, keep any portion of the above- mentioned investment programs in cash or short-term commercial paper to accommodate withdrawals and administrative fees or deposit all or any part of such funds in a "General Account" pending further instruction by participants.


       B. Investment Valuation - Investments in funds listed on national securities exchanges are valued at the closing composite price published for the last business day of the year. Other funds are stated at fair value as determined by the trustee based on the quoted market price of the underlying securities. Guaranteed investment contracts are stated at contract value, which approximates market value.

          The  individual  investments each of  whose  fair  value
     represented 5% or more of the Plan's net assets at  year  end are presented below:
                            1995                          1994
                  Principal                   Principal
                  Amount ($)                  Amount ($)
                  or Shares/    Market        or Shares\     Market
                  /Units         Value       / Units         Value
Vanguard Money Market
 Reserves - Prime
   Portfolio      8,548,608  $ 8,548,608     4,214,832   $ 4,214,832
 Windsor II - A
   Vanguard Fund   1,027,915 $21,236,725     906,343      $14,338,340
Vanguard Investment
  Contract  Trust  $11,522,986 $11,522,986    $7,484,597   $ 7,484,597
Vanguard GIC-I-93
 Continental Assurance
  Co.  5.17%  - 12/31/95  -         -          $3,357,309  $ 3,357,309
Vanguard Wellington
 Fund               268,989  $ 6,571,404       191,151       3,706,417
Crane  Co.
 Stock Fund      1,417,906   $34,923,023     1,315,220     $23,687,120

C.Investment Transactions and Investment Income - Investment transactions are accounted for on the date purchases or sales are executed. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants' accounts within the fund based on the participants' relative beginning balance. In accordance with Department of Labor requirements, realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the plan year.

D.General - The financial statements are prepared in conformity with
generally   accepted   accounting   principles.    These   require
management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.









3. ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS

       The following is a summary of the allocation by fund of net assets available for benefits at December 31, 1995 and 1994:


                                1995              1994
 Vanguard Money Market Reserves -
   Prime Portfolio                  $ 8,529,154  $ 4,220,357
 Vanguard Fixed Rate GIC Trusts      11,664,657   10,961,416
 Windsor II - A Vanguard Fund        21,422,690   14,497,634
 Crane Co. Stock Fund                35,277,254   23,978,483
 Medusa Stock Fund                    1,162,257    1,186,251
 Wellington Fund - A Vanguard Fund    6,666,937    3,771,684
 Vanguard Morgan Growth Fund          3,666,652    1,942,300
 Vanguard Fixed Income Securities
   Fund - Investment Grade
   Corporate Portfolio                1,405,720      978,582
Loan Fund                             2,372,752    1,503,343
                                    $92,168,073  $63,040,050



4.INFORMATION RELATED TO CHANGES IN NET ASSETS AVAILABLE FOR
 BENEFITS

The changes in net assets available for benefits by fund for the years ended December 31, 1995 and 1994 were as follows:


 Employee Contributions:

                                  1995          1994

 Vanguard Money Market Reserves -
   Prime Portfolio                  $  663,210   $  547,485
 Vanguard Fixed Rate GIC Trusts      1,540,338   1,394,120
 Windsor II - A Vanguard Fund        2,047,056   1,856,302
 Crane Co. Stock Fund                1,131,664    946,892
 Medusa Stock Fund                        -            -
 Wellington Fund - A Vanguard Fund   1,045,118     730,091
 Vanguard Morgan Growth Fund           565,857     432,927
 Vanguard Fixed Income Securities
   Fund - Investment Grade
   Corporate Portfolio                 247,533    214,089
                                    $7,240,776   $6,121,906




 Interest and Dividends:

                                   1995          1994

 Vanguard Money Market Reserves -
   Prime Portfolio               $  461,266   $  166,215
 Vanguard Fixed Rate GIC Trusts     645,056      580,074
 Windsor II - A Vanguard Fund     1,216,389      845,374
 Crane Co. Stock Fund               657,339      607,533
 Medusa Stock Fund                   17,869       20,661
 Wellington Fund - A Vanguard Fund  300,006      162,478
 Vanguard Morgan Growth Fund        298,967       69,492
 Vanguard Fixed Income Securities
     Fund - Investment Grade
      Corporate Portfolio            81,524       79,240
 Loan Fund                          126,398       22,014
                                 $3,804,814   $2,553,081


 Net Appreciation(Depreciation) in
   Fair Value of Investments:

                                  1995          1994

 Windsor II - A Vanguard Fund     $ 4,445,173  $(1,013,640)
 Crane Co. Stock Fund               8,929,190    1,737,117
 Medusa Stock Fund                     86,825     (413,267)
 Wellington Fund - A Vanguard Fund  1,107,649     (182,375)
 Vanguard Morgan Growth Fund          473,407      (98,454)
 Vanguard Fixed Income Securities
   Fund - Investment Grade
   Corporate Portfolio               184,456      (136,759)
                                 $15,226,700   $  (107,198)















Distributions to Participants:

                                   1995              1994

 Vanguard Money Market Reserves -
   Prime Portfolio                $(1,422,772)   $  (583,757)
 Vanguard Fixed Rate GIC Trusts    (1,370,159)    (1,036,877)
    Windsor II - A Vanguard Fund   (1,412,296)    (1,045,892)
 Crane Co. Stock Fund              (2,440,357)    (1,552,924)
 Medusa Stock Fund                   (106,419)      (116,347)
    Wellington Fund - A Vanguard Fund(294,929)      (304,434)
 Vanguard Morgan Growth Fund        (117,684)       (84,568)
 Vanguard Fixed Income Securities
   Fund - Investment Grade
   Corporate Portfolio               (121,017)    (141,772)
 Loan Fund                            (93,221)     (55,882)
                                  $(7,378,854)  $(4,922,453)


 Transfer From (To) Other Funds:
                                  1995          1994

 Vanguard Money Market Reserves -
   Prime Portfolio                 $(1,683,269)   $   366,294
 Vanguard Fixed Rate GIC Trusts       (93,015)       (957,214)
 Windsor II - A Vanguard Fund          672,509        860,064
 Crane Co. Stock Fund                 (190,068)      (469,240)
 Medusa Stock Fund                      (5,415)       (16,789)
 Wellington Fund - A Vanguard Fund     744,492        251,784
 Vanguard Morgan Growth Fund           501,277         (8,732)
 Vanguard Fixed Income Securities
   Fund - Investment Grade
   Corporate Portfolio                  53,489        (26,167)
                                    $     -        $     -



 Rollovers and Transfers From Other Plans:

                                 1995         1994

 Vanguard Money Market Reserves -
   Prime Portfolio                $6,482,990   $   31,024
 Vanguard Fixed Rate GIC Trusts       13,150        1,151
 Windsor II - A Vanguard Fund         77,641       73,018
 Crane Co. Stock Fund                375,762       24,439
 Medusa Stock Fund                      -              -
 Wellington Fund - A Vanguard Fund    37,964       55,569
 Vanguard Morgan Growth Fund          53,428       22,353
 Vanguard Fixed Income Securities
   Fund - Investment Grade
   Corporate Portfolio                   400       23,924
Loan Fund                            225,139        -
                                  $7,266,474   $   231,478

5. AMOUNTS DUE TO PARTICIPANTS

      Amounts due to participants for benefit claims which have been processed and approved for payment by the Plan were $890,892 and $484,288 as of December 31, 1995 and 1994, respectively. These amounts are not reflected in the financial statements, however, they have been included as benefits paid and payable in Form 5500.








                            SIGNATURE



   Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Savings and Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                 ADMINISTRATIVE COMMITTEE OF THE
                 AMENDED AND RESTATED CRANE CO.
                   SAVINGS AND INVESTMENT PLAN



                   /s/ D. S. Smith
                    D. S. Smith

                   /s/ A. I. duPont
                    A. I. duPont

                   /s/ R. B. Phillips
                    R. B. Phillips

                   /s/ R. A. DuBois
                    R. A. DuBois

                   /s/ G. A. Dickoff
                    G. A. Dickoff













Stamford, CT
June 20, 1996

   AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
    ITEM 27a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                        DECEMBER 31, 1995


    Identity of Issue        Shares           Cost       Market Value
Vanguard Money Market
Reserves - Prime Portfolio*  8,548,607.51  $ 8,548,608   $8,548,608

Vanguard Investment
Contract Trust*             11,522,985.70   11,522,986     11,522,986

Vanguard Windsor II*         1,027,915.076  16,624,724     21,236,725

Crane Co. Stock Fund*        1,417,905.917  22,738,928     34,923,023

Medusa Stock Fund*              38,459.695     352,774      1,162,252

Vanguard Wellington Fund*      268,989.127   5,469,288      6,571,404

Vanguard Morgan Growth
Fund*                          256,388.493   3,275,603      3,612,514

Loans to Participants                  -     2,372,752      2,372,752

Vanguard Fixed Income
Securities Fund - Investment
Grade Corporate Portfolio*     145,940.191     1,273,880    1,383,518

                                             $72,179,543    $91,333,782

 *Represents a party-in-interest to the plan.








   AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
          ITEM 27d SCHEDULE OF REPORTABLE TRANSACTIONS
                        DECEMBER 31, 1995






                     Cost       No. of      Proceeds        No. of     Net Gain
Identity of Issue   of Assets  Purchases    from Sales      Sales      or (Loss)

Series of Transactions
Crane Co.
Stock Fund*       $ 9,016,892.84    104    $(6,710,180.36)   207   $1,191,542.13

Vanguard Money
Market Reserves -
Prime  Portfolio*  12,070,219.28    202     (7,736,454.90)   204            0.00

Vanguard Windsor II* 4,992,760.93   128     (2,539,548.26)   193      339,892.32

Vanguard Investment
Contract Trust*  5,520,977.70       158     (1,483,088.23)   189            0.00




 *Represents a party-in-interest to the plan.